EXHIBIT 99.2

Parnell Pharmaceuticals Holdings Ltd Investor Day Highlights

Company Presents Detailed Zydax Trial Results and Commercialization Plans, Guidance on Marketed Products and Pipeline Progress; Industry Experts Highlight Growth in Industry

OVERLAND PARK, Kansas, June 18, 2015 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (Nasdaq:PARN), a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions, released highlights from its inaugural Investor Day held today in New York City. The day was centered on new trial results for Zydax, Parnell's osteoarthritis (OA) therapeutic being developed for dogs and horses, which demonstrated a significant improvement in clinical signs of osteoarthritis in dogs in a pivotal clinical efficacy trial. Management also provided details of its U.S. and European commercialization plans for Zydax and Glyde® - Parnell's nutraceutical product for OA. The presentation included guidance for the company's companion and production animal businesses and product pipeline discussion. Noted industry experts provided insights into trends and emerging markets in the animal healthcare industry.

Zydax Efficacy Results

Parnell's Chief Scientific Officer Edward Robb, DVM, MS, DACVN, presented details of Parnell's previously conducted pilot efficacy study which demonstrated the overall statistical significance of Zydax treatment versus placebo in improving mobility in dogs with osteoarthritis. Dog owners used the Canine Brief Pain Inventory (CBPI), a validated efficacy assessment tool to track the improvement in the clinical signs of osteoarthritis in their dog. The primary clinical endpoint showed that at day 28, 54% of Zydax-treated dogs (n= 94) had a greater than 40% reduction in pain or mobility impairment when compared to 35% of dogs on placebo (n= 45), p=0.01. Dr. Robb also presented for the first time, results from the pilot clinical trial that demonstrated that Zydax provides a durability treatment effect: at day 70, 61% of Zydax treated dogs (n= 51) vs 37% of placebo treated dogs (n=27) still had a 33% improvement in pain or mobility impairment caused by OA (p=0.02). In the same pilot efficacy trial, Veterinarians assessed a dog's "lameness at the trot" which demonstrated a 44% improvement from baseline for Zydax treated dogs at Day 28 vs. 30% for placebo treated dogs (p=0.03) and at Day 70, Zydax treated dogs demonstrated a 52% improvement vs an 11% improvement for placebo (p<0.01).

As detailed in this morning's Zydax press release, exceptional results from the just-completed Pivotal Efficacy trial were announced. Parnell utilized a more sensitive validated efficacy assessment tool in its pivotal study - the Client Specific Outcome Measure (CSOM) which requires dog owners to quantify an Activity Impairment Score (AIS) to track changes in their dogs' mobility. At 14 days, Zydax treated dogs achieved an AIS reduction of 2 (20% improvement vs. placebo; p=0.04) and at 28 days an AIS reduction of 3 (30% improvement vs. placebo; p=0.01)". The Primary End-Point for the trial was a reduction of 3 or more in the Activity Impairment Score; 56% of Zydax treated dogs achieved this end-point vs. 40% for placebo (p=0.02).

"These data underscore the importance of bringing Zydax, a disease-modifying drug, to market in the U.S.," said Dr. Robb. "We believe we have a ground-breaking drug with a unique mode of action that has demonstrated the ability to improve mobility and pain by modulating cartilage metabolism."

Commercial Updates

Robert Joseph, President and Chief Executive Officer of Parnell, also provided an update on the company's companion animal and production animal businesses. The company plans to file for approval of Zydax in the U.S. and Europe in the third quarter of 2015, and has already begun establishing a canine commercial team that will include 40 territory managers covering 6,000 veterinary clinics in the U.S. Parnell expects to launch Glyde, its nutraceutical product for OA, in September 2015 to prime the U.S. market for Zydax. Parnell also plans to launch FETCH , the new name for its digital tool iKAM™ an app that educates dog owners about osteoarthritis and empowers them to proactively improve their dog's quality of life. Mr. Joseph also laid out the company's global commercialization plans and said they expect to soon complete negotiations for the appointment of a marketing partner for Zydax and Glyde in Europe and other markets, resulting in the receipt of multi-million dollar upfront and milestone payments.

Parnell's U.S. production animal business, which includes GONAbreed® (gonadorelin acetate) to synchronize estrous cycles in both lactating dairy and beef cows, and estroPLAN® (cloprostenol sodium), to induce luteolysis in cycling dairy cows and beef cows, has experienced triple digit sales growth of 189%, as of the first quarter of 2015. The company has seven U.S. territories in place and is considering adding up to three more by year-end 2015. The expected September 2015 launch of mySYNCH®, a digital tool to help veterinarians and producers optimize reproduction and maximize economic gains, is expected to create significant differentiation and potential subscription service revenue streams in future.

R&D Pipeline Updates

Dr. Edward Robb gave an in-depth pipeline review. Parnell has an impressive pipeline with more than seven new products that are anticipated to enter the market over the next five years, addressing up to 12 therapeutic indications – including orthopedics, dermatology, anesthesia, laminitis and mastitis. Dr. Robb discussed Parnell's in-licensing endeavors and stated they expect to complete at least one deal in 2015.

Industry Expert Presentations

Chris Ragland, Chief Executive Officer of Animalytix, a leading provider of market data and business intelligence for the U.S. animal health industry, presented a comprehensive market overview of the animal healthcare industry highlighting the recent surge in market demand for small animal drugs, in particular in categories with unmet needs; osteoarthritis, atopic dermatitis and cancer.

Dr. Duncan Lascelles, BSc, BVSc, PhD, CertVA, DSAS(ST), DECVS, DACVS, North Carolina State University, College of Veterinary Medicine, a pre-eminent key opinion leader on pain and mobility in dogs, believes that OA is under-diagnosed and under-treated with up to 40% of dogs suffering osteoarthritis and up to 90% of cats demonstrating radiographic degenerative joint disease. Dr. Lascelles also highlighted the significant opportunity for disease modifying osteoarthritis drugs.

Parnell will maintain an archived replay of today's webcast on its website at http://investors.parnell.com/events.cfm for 30 days.

About Zydax®

Zydax is Parnell's patented sulfated oligosaccharide with disease-modifying characteristics for the treatment of osteoarthritis (OA) in dogs and horses. Osteoarthritis is a slowly progressing and often severely debilitating joint disease. While currently available treatments for OA, such as anti-inflammatory drugs ease the clinical signs of osteoarthritis for the short term, Zydax is designed to enable veterinarians and animal owners to safely and effectively manage the progression of OA over the life of affected animals. Zydax targets the core deficit of OA by impacting both the anabolic and catabolic pathways of articular cartilage metabolism. Zydax stimulates the growth of new cartilage by modulating proteoglycan synthesis and inhibits the Aggrecanase 1 enzyme, which is responsible for cartilage breakdown. With more than one million doses sold in Australia, New Zealand, Asia and the Middle East, Zydax has led to the improved quality of life for dogs and improved performance of sport horses.

About Parnell

Parnell (Nasdaq:PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms – FETCH (formerly iKAM) and mySYNCH. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals, while driving customers' operational efficiency and profitability. Parnell distinguishes itself in the industry by providing value-added solutions that position the Company as a true partner to their customers.

For more information on the company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Reform Act of 1995.  Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on September 15, 2014, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: For more information, contact:

         Parnell Pharmaceuticals Holdings
         Robert Joseph, 913-274-2100
         Robert.joseph@parnell.com

         BCC Partners
         Karen Bergman, 650-575-1509
         kbergman@bccpartners.com

         Susan Pietropaolo, 845-638-6290
         spietropaolo@bccpartners.com